FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X        Form 40-F
                               -----               -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                           Yes              No  X
                               -----          -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

         An announcement on letters of intent on proposed acquisition of interest in power plant, made on August 5, 2004, in English by Huaneng Power International Inc.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     August 5, 2004



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

  (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                               Letters of Intent
               Proposed Acquisitions of Interest in Power Plants

  On 5th August , 2004, the Company entered into two letters of intent with Huaneng Group, pursuant to which the Company proposed to acquire 60% equity interest in Sichuan Hydro Power and 65% of equity interest in Pingliang Power Plant from Huaneng Group.

  Under the Hong Kong Listing Rules, if the Proposed Acquisitions contemplated by the Letters of Intent materialise, it is presently expected that the Proposed Acquisitions will constitute connected transactions for the Company.

  Shareholders and investors should note that the Proposed Acquisitions may or may not proceed. The terms of the Proposed Acquisitions have yet to be negotiated and finalised. Further announcement will be made when the formal agreement is entered into by the relevant parties.

  This announcement is made pursuant to Rule 13.09(2) of the Hong Kong Listing Rules.

On 5th August 2004, the Company entered into two letters of intent with Huaneng Group. One of them relating to the proposed acquisition of 60% equity interest in Sichuan Hydro Power ("Sichuan Letter of Intent") by the Company while the other one relates to the Company's proposed acquisition of 65% of equity interest in Pingliang Power Plant from Huaneng Group ("Pingliang Letter of Intent").

Sichuan Letter of Intent

The Company is considering to acquire 60% of equity interest in Sichuan Hydro Power from Huaneng Group. According to Sichuan Letter of Intent, the Company and Huaneng Group agreed to launch the relevant preparation work for this proposed acquisition in accordance with the relevant rules, regulations and requirements of the government and, of regulatory authorities governing listed companies. The parties will enter into transfer agreement when appropriate and to commence the application procedures for seeking relevant approvals. No definite commercial terms are contained in the letter of intent.


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Currently, Sichuan Hydro Power is a wholly owned subsidiary of Huaneng Group, owning hydro power generation capacity of 999MW (of which with generation capacity of 610MW on an equity basis), generation capacity of 882MW under construction (of which with generation capacity of 648MW on an equity basis), and additional 1,415MW generation capacity (of which with generation capacity of 1,117MW on an equity basis) under the State's plan. The aggregate generation capacity is 3,296MW, of which with an aggregate generation capacity of 2,375MW on an equity basis.

Sichuan Hydro Power currently owns: 68% equity interest in Sichuan Baoxinghe Power Joint Stock Limited Company, 60% equity interest in Sichuan Huaneng Taipingyi Hydro Power; 55.33% equity interest in Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company, 95% equity interest in Sichuan Huaneng Fujiang Hydro Power Limited Liability Company, 60% equity interest in Sichuan Huaneng Kangding Hydro Power Limited Liability Company, 52.20% equity interest in Huaneng Mingtai Power Limited Liability Company and 55% of Sichuan Huaneng Jialingjiang Hydro Power Limited Liability Company.

Pingliang Letter of Intent

The Company is also considering to acquire 65% of equity interest in Pingliang Power Plant from Huaneng Group. According to Pingliang Letter of Intent, the Company and Huaneng Group agreed to launch the relevant preparation work for this proposed acquisition in accordance with the relevant rules, regulations and requirements of the government and, of regulatory authorities governing listed companies. The parties will enter into transfer agreement when appropriate and to commence the application procedures for seeking relevant approvals. No definite commercial terms are contained in the letter of intent.

Pingliang Power Plant is located in area adjcant to Pingliang city, Gansu Province, Northwest China. It has a thermal generation capacity of 1,200MW (4x300MW). Currently, Huaneng Group owns 65% of equity interest in Pingliang Power Plant, while Gansu Provincial Power Construction Investment Development Corporation owns the remaining 35% equity interest in Pingliang Power Plant.

General Information

The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China which owns a total generation capacity of 18,832MW on an equity basis.

Huaneng Group is an indirect controlling shareholder of the Company, holding 51.98% interest in HIPDC. HIPDC holds 42.88% of the total issued share capital of the Company. Under the Hong Kong Listing Rules, if the Proposed Acquisitions contemplated by the Letters of Intent materialise, it is presently expected that the Proposed Acquisitions will constitute connected transactions for the Company.

Shareholders and investors should note that the Proposed Acquisitions may or may not proceed. The terms of the Proposed Acquisitions have yet to be negotiated and finalised. Further announcement will be made when the formal agreement is entered into by the relevant parties.



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This announcement is made pursuant to Rule 13.09(2) of the Hong Kong Listing
Rules.


Definitions:

"Huaneng Group"                     China Huaneng Group;

"Company"                           Huaneng Power International, Inc.;

"HIPDC"                             Huaneng International Power Development
                                    Corporation;

"Hong Kong Listing Rules"           the Rules Governing the Listing of
                                    Securities on The Stock Exchange of Hong
                                    Kong Limited;

"Letters of Intent"                 Sichuan Letter of Intent and Pingliang
                                    Letter of Intent;

"Proposed                           Acquisitions" the proposed acquisitions of
                                    60% equity interest in Sichuan Hydro Power and 65% equity interest in Pingliang Power
                                    Plant from Huaneng Group;

"Pingliang Power Plant"             Gansu Huaneng Pingliang Power Generation
                                    Limited Liability Company, a limited
                                    liability company incorporated in the PRC;

"PRC"                               The People's Republic of China; and

"Sichuan Hydro Power" Sichuan Huaneng Hydro Power Development Limited Liability Company, a limited liability company incorporated in the PRC.

                                                         By order of the Board
                                                              Huang Long
                                                           Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Ye Daji (Non-executive director)           Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)      Xia Donglin (Independ director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)



Beijing, PRC 5th August 2004